UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 7, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: April 7, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, April 7, 2016

DBV Technologies Reports

Full Year 2015 Financial Results

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today its full year 2015 results. Audit procedures on the Company’s 2015 consolidated financial statements were completed by the Company’s statutory auditors. The issuance of the audit report is pending.

Full year 2015 results

Selected financial information (IFRS consolidated financial statements)

In million euros	2014	2015
Total income	4.8	6.2
Research and development expenses	(21.1)	(34.2)
General and administrative expenses	(8.1)	(16.9)
Operating profit (loss)	(24.6)	(45.6)
Net profit (loss)	(24.0)	(44.7)
EPS (in € per share)	(1.49)	(2.08)
Net cash flows from operating activities	(20.6)	(26.8)
Net cash flows from financing activities	96.8	241.0
Net cash flows	75.2	208.9
Cash and cash equivalents at closing	114.6	323.4

The Company’s total income increased by 29.5 % from €4.8 million in 2014 to €6.2 million in 2015. These revenues were primarily in the form of research tax credit (Crédit Impôt Recherche) and other government subsidies, and to a lesser extent, generated from sales of Diallertest®. Sales of Diallertest® decreased to K€202 in 2015 compared with K€211 a year earlier, as the Company terminated its commercial partnership related to the sale of Diallertest® during the second half of 2015.

Research and Development expenses increased by 61.9 % from €21.1 million in 2014 to €34.2 million in 2015. This increase reflects increased research and development activity, both on the pre-clinical research and clinical development fronts, as well as the hiring of additional research and development personnel to support these activities.

General and administrative expenses increased by 108 % from €8.1 million in 2014 to €16.9 million in 2015. This increase resulted from increased general and administrative headcount to support the Company’s continued growth, increased audit fees related to the Company’s listing on the NASDAQ Stock Market and Sarbanes-Oxley compliance and increased legal and consultant fees.

1

The Company’s net loss in 2015 amounted to €(44.7) million compared with €(24.0) million in 2014. The loss per share (based on the weighted average number of shares outstanding over the period) amounted to €(2.08) and €(1.49) for 2015 and 2014, respectively.

Net cash flows from operating activities in 2015 and 2014 were €(26.8) million and €(20.6) million, respectively, primarily as a result of increased research and development activity.

Net cash flows from financing activities increased to €241.0 million in 2015 compared with €96.8 million a year earlier, primarily as a result of the net proceeds of our underwritten public offering of ordinary shares in the form of American Depositary Shares completed in July 2015.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations for future financial and operational performance and business outlook; and statements regarding our research and development efforts and the commercial potential of our product candidates generally. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

2

DBV Technologies Contacts

Susanna Mesa Senior Vice President, Strategy Tel. : +1 212-271-0861 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tel. : +1-212-223-4017 mjanic@rooneyco.com Erinn White Centron PR Tel. : +1-646-722-8822 ewhite@centronpr.com	Caroline Carmagnol Alize RP – Relation Presse Tel. : +33(0)6 64 18 99 59 caroline@alizerp.com

3